Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Clean Simple Foods, Inc.
49 VOSE FARM RD STE 120
PETERBOROUGH, NH 03458
https://www.nuttinordinary.com/

Up to $1,069,999.00 in Common Stock at $1.75
Minimum Target Amount: $9,999.50

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Clean Simple Foods, Inc.
Address: 49 VOSE FARM RD STE 120, PETERBOROUGH, NH 03458
State of Incorporation: DE
Date Incorporated: April 05, 2022

Terms:

Equity

Offering Minimum: $9,999.50 | 5,714 shares of Common Stock
Offering Maximum: $1,069,999.00 | 611,428 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.75
Minimum Investment Amount (per investor): $250.25

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

<u>Voting Rights of Securities Sold in this Offering</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

<u>Time-Based Perks:</u>

Friends and Family Early Birds

Invest within the first 72 hours and receive an additional 17% bonus shares.

Early Bird Bonus

Invest within the first week and receive an additional 10% bonus shares.

<u>Amount-Based Perks:</u>

$500 | Copper

1. *10% - one-time discount code usable on nuttinordinary.com

2. *Discounts on wearable premiums

3. Invitation to Nuttin Ordinary Investor Group – Exclusive promotions & discounts, access to new product launch samplings

$1,000 | Silver

1. *10% - one-time discount code usable on nuttinordinary.com

2. *Nuttin Ordinary® Branded T-Shirt

3. *Discounts on wearable premiums

4. *FREE – one-time discount code usable for a 4-pack of your choice

5. Invitation to Nuttin Ordinary Investor Group – Exclusive promotions & discounts, access to new product launch samplings

$5,000 | Gold

1. *15% - one-time discount code usable on nuttinordinary.com

2. *Discounts on wearable premiums

3. *Raglan Shirt with the investor number

4. *FREE – one-time discount code usable for a 4-pack of your choice

5. Invitation to Nuttin Ordinary Investor Group – Exclusive promotions & discounts, access to new product launch samplings

6. 5% Bonus Shares

$15,000 | Platinum Plus

1. *Free (12) month subscription of Nuttin Ordinary Cheese Spreads or Cream Cheeses (One 4-pack per month)

2. *Discounts on wearable premiums

3. *Owners Premium Hat and Golf Shirt

4. *20% - one-time discount code usable on nuttinordinary.com

5. *FREE – one-time discount code usable for a 4-pack of your choice

6. Invitation to Nuttin Ordinary Investor Group – Exclusive promotions & discounts, access to new product launch samplings

7. 10% Bonus Shares

$25,000 | Titanium

1. *Free (24) month subscription of Nuttin Ordinary Cheese Spreads or Cream Cheeses (One 4-pack per month)

2. *Discounts on wearable premiums

3. *Owners Premium Hat and Golf Shirt

4. *30% - one-time discount code usable on nuttinordinary.com

5. *FREE – one-time discount code usable for a 4-pack of your choice

6. Invitation to Nuttin Ordinary Investor Group – Exclusive promotions & discounts, access to new product launch samplings

7. 17% Bonus Shares

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Nuttin Ordinary, Inc. will offer 10% additional bonus shares for all investments committed by investors eligible for the StartEngine Crowdfunding Inc. Owner's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.75/ share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $175. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Nuttin Ordinary is a plant-based food manufacturing and marketing company breaking new ground in the consumer product industry. We are a minority-owned business making delicious, clean and simple ingredient premium cheese & products using age-old dairy-making techniques; coupled with modern-day science and data collection. Our cheese is cultured and fermented, a living food. We are located in the small New England town of Peterborough, New Hampshire where we own our manufacturing and proprietary process.

Nuttin Ordinary was originally founded as Nuttin Ordinary, LLC owned by the current ownership group in 2013. In February 2022, Clean Simple Foods, Inc was incorporated as a C-Corp in Delaware and became the parent company to Nuttin Ordinary, LLC the subsidiary business. As of February 2022, Clean Simple Foods, Inc owns all interests in Nuttin Ordinary, LLC and has continued operations of the business.

Competitors and Industry

The Plant-Based foods Industry is currently estimated at $7B and is predicted to exceed **$162B** in the next decade.

*Source:https://gfi.org/marketresearch/,https://share.getcloudapp.com/qGuJgpxR

The Company has several major competitors in the Plant-Based market. Some of the top competitors in our industry include: kitehill, miyokos, and treeline. kitehill is the industry leader and the Company's primary competition in the plant-based cheese and ravioli categories. Miyokos also owns significant market share in the plant-based cream cheese and cheese spread categories. Treeline is a direct competitor of similar size and development. Despite the present competitive landscape, Nuttin Ordinary stands out in the plant-based cheese industry because of our scalable, proprietary fermentation process. Using only clean and simple ingredients, zero added oils, thickeners, starches or gums we are naturally fermenting our cheese.

Current Stage and Roadmap

Nuttin Ordinary has been in operation since 2013 with the first five years operating out of a R&D test lab learning how to culture and ferment plant-based mediums. We currently self-manufacture our cheese, due to the proprietary process developed. We built out an 8,000sqft commercial manufacturing facility in 2019. Through the completion of 2020 we closed the year at $508 thousand in gross revenue. We've achieved our 2020 sales with only 5 product offerings. We are expanding our line of products to 12+. Sales in 2021 were negativly impacted due to supply chain challenges. Nuttin Ordinary has been testing in key retailers in the North East USA, learning our scaling process, and building a strong foundation to launch sales and maketing initiatives. The Nuttin Ordinary team has incubated and developed significant relationships with Retailers, Distributors, and Direct to consumers that we expect will continue to grow into the future.

Future Roadmap

Short-term goals are to increase velocity at current retail location and grow additional locations each year into the future. In anticipation of 2022-2023, we believe Nuttin Ordinary is well positioned to grow at a high rate. The Company’s efforts for the next few years will be focused on expanding market share, growing our distribution network, launching new product lines, and rolling our line extensions of our most profitable and popular products while performing research and development on new products. We have several new product and line extensions planned over the next 18 months, including: additional frozen ravioli flavors, cream cheese and dips. Achieving our future goals will depend on our distribution network, retailers, consumer acceptance and many other factors.

The Team

Officers and Directors

Name: Joshua Velasquez

Joshua Velasquez's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer / Director
  Dates of Service: January 01, 2013 - Present
  Responsibilities: Primary responsibilities include making major corporate decisions, managing the overall operations and resources of the company, acting as the main point of communication between the board of directors (the board) and the corporate operations and being the public face of the company. Mr. Velasquez currently has the option to receive $50,000 as an annual salary for his role with the company and owns 63.32% of the company.

Name: Adam Hamilton

Adam Hamilton's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Operating Officer / Director
  Dates of Service: July 19, 2019 - Present
  Responsibilities: Primary responsibilities include overseeing the company's business operations, ensuring effective operational and financial procedures and reports to the CEO. Mr. Hamilton currently has the option to receive $50,000 as an annual salary for his role with the company and owns 36.18% of the company.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12

months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to $750,001 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
Currently, all of our cheese products are sold in a retail setting in one package sizes of 6oz containers and our ravioli products are sold in retail setting in one package size of 13oz.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them in proxy to the Founder, Joshua D. Velasquez of the company. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Nuttin Ordinary has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Clean Simple Foods, Inc under the brand Nuttin Ordinary is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and

sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
The Company's success is largely dependent upon the personal efforts and abilities of its co-founders, Joshua Velasquez & Adam Hamilton, who make virtually all the strategic and operational decisions with respect to the management and operation of the Company's business. The loss of either of the foregoing parties could have a material adverse effect on the operations and financial condition of the Company. Further, to be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

FDA
The FDA has not evaluated the claims made by Nuttin Ordinary and all of our products. Our product is labeled as dairy-free Cheese and other claims that can be regulated. This could have a material effect on our business if regulation is to occur.

Deposit Law
Nuttin Ordinary is participating to the best of its knowledge in all regulatory deposit and redemption laws. Laws may change from time to time and this could have a material effect on the business.

Labeling
From time to time Nuttin Ordinary will review and update labeling on its packages. We will work diligently to ensure there is not material risk but from time to time we will get consumer complaints and we will address to the best of our ability. In certain cases that may not be enough in the eyes of the complainant and they may pursue alternative actions.

Shelflife risk
Consistent with industry practices, we maintain and manage product shelf life in our warehouses and facilities once the product is transferred to and from distributor, retail and consumer, which results in a product change of control . As such, we cannot be held responsible or liable for poorly rotated inventory in store or in the event a consumer consumes out of date inventory in the marketplace.

Covid/Natural Disasters
Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could have a strong negative effect on us. Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics and other events beyond our control. Although we maintain crisis management and disaster response plans, such events could make it difficult or impossible for us to deliver our services to our customers and could decrease demand for our services. In December 2019, a novel strain of coronavirus, COVID-19, was reported in Wuhan, China. The World Health Organization has since declared the outbreak to constitute a pandemic. The extent of the impact of COVID-19 on our operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on our customers and our sales cycles, impact on our customer, employee or industry events, and effect on our vendors, all of which are uncertain and cannot be predicted. At this point, the extent to which COVID-19 may impact our financial condition or results of operations is uncertain. If the COVID-19 outbreak continues to spread, we may need to limit operations or implement limitations, including work from home policies. There is a risk that other countries or regions may be less effective at containing COVID-19, or it may be more difficult to contain if the outbreak reaches a larger population or broader geography, in which case the risks described herein could be elevated significantly.

Tax Risks Associated with Owning Securities

This information is not intended to and does not provide potential investors with detailed advice related to how the purchase, ownership and disposition of Securities in the Company will be treated for federal or state income tax purposes. The Company urges potential investors to consult with their respective tax advisor for a detailed explanation of how their individual tax-related issues might affect an investment in Securities.

Timing of Tax Liabilities
The timing of tax liabilities may not occur in the same year as any distribution of funds (if any).

Regulatory and Compliance
To the best of its knowledge, the Company is materially compliant with all applicable local, state and federal regulations concerning its current business and products. Applicable laws may change from time to time which could have a material effect on the Company's business. The US Food and Drug Administration has not evaluated the claims made by the Company and our products. Our packaging and product contains wording and other ingredients that may be regulated, which if regulated could have a material effect on our business. From time to time the Company will complete regulatory and compliance reviews based on evolving interpretations and industry practices, such as updating package labeling. Nevertheless, from time to time the Company may receive complaints, formal and informal, from consumers and their purported representatives. The Company evaluates each claim and engages legal counsel if and when appropriate. At this time and based on its current procedures, the Company is not aware of a material credible claim against the Company.

Limited Operating History
The Company, through its subsidiaries, began its business operations in 2014, and as such it has a limited operating history. In addition to our present financial condition, a number of uncertainties exist that could have an impact on our future operating results, including general economic conditions, relevant market attitude towards our products, market entry of competitors, and numerous other competitive factors. Prospective investors should not use historical, industry or other trends to anticipate our results or trends in future periods. Moreover, there is no assurance that we will achieve our business plan. Our prospects, therefore, must be considered in light of the risks, expenses, and difficulties frequently encountered in establishing a new business in the highly competitive consumer products industry. There is no assurance that we can successfully market our products or generate revenues sufficient to achieve profitable operations. We may never be profitable.

Operating Results May Fluctuate
Our operating results may fluctuate significantly as a result of a variety of factors, many of which are outside our control. Factors that may affect our operating results include, but are not limited to, the following: (1) our ability to maintain customer satisfaction; (2) international, federal, state or local government laws, regulations, and other governmental actions and interpretations thereof; (3) the introduction of new products by competitors; (4) increasing customer acceptance and confidence in

the Company's products; (5) our ability to increase awareness of our brand and convince customers of the superior quality of our products; (6) general micro- and macro-economic conditions; and (7) certain events of force majeure, including but not limited to: weather; fire; flood; storms; hurricane; tropical storm; other natural disasters and acts of God; work stoppages; strikes; accidents; protests, riots and other events of unrest; interruptions, loss, malfunctions, or attacks of utilities, communications or computer (software and hardware) services; acts or omissions of any government, or any rules, regulations or orders issued by any governmental authority or by any officer, department, agency or instrumentality thereof.

The amount raised in this offering may include investments from company insiders or immediate family members.

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Joshua D. Velasquez	1,090,909	Common Stock	63.32%
Adam R. Hamilton	727,273	Common Stock	36.18%

The Company's Securities

The Company has authorized Common Stock, and Convertible Promissory Notes. As part of the Regulation Crowdfunding raise, the Company will be offering up to 611,428 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 2,010,000 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Convertible Promissory Notes

The security will convert into Common stock and the terms of the Convertible Promissory Notes are outlined below:

Amount outstanding: $1,100,000.00
Maturity Date: December 31, 2023
Interest Rate: 8.0%
Discount Rate: 20.0%
Valuation Cap: $3,000,000.00
Conversion Trigger: See conversion details below

Material Rights

Maturity of all Notes may be accelerated or the Notes converted into Company ownership interests upon the occurrence of certain events. If there is a 50% or more change in control of the Company, the NoteHolders may elect to either force acceleration of maturity or convert the Notes into a Common Voting Membership Interest in the Company. If, prior to a change in control or the Notes' maturity, the Company executes a $ 750,000 or more Next Round Financing (the "Financing"), as defined, the Notes will automatically convert into the Preferred Equity Securities issued in connection with the Financing. Upon maturity, other than accelerated maturity upon a change in control, the Notes and accrued interest become immediately payable unless the holders of a majority of the value of the outstanding Notes vote to convert the Notes into Common Voting Units. In all cases of conversion, the conversion price is determined as defined in the Note agreement. If conversion occurs pursuant to the Financing, the conversion price is either the lesser of (i) 80% of the per share price of the securities issued in the Financing or (ii) if the Company's pre-money valuation is greater than $ 3,000,000 (the "Target Valuation"), then the Target Valuation divided by the total number of Common Voting Units outstanding and issuable under certain outstanding options & warrants, if any.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $1,010,000.00
  Use of proceeds: Built out manufacturing, operating cost, sales/marketing
  Date: December 31, 2021
  Offering exemption relied upon: Rule 144

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 2,000,000
  Use of proceeds: FOUNDER SHARES: FORMATION OF C-CORP
  Date: April 05, 2022
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenue

Revenue for fiscal year 2021 was $303,687, about $200k less than $508,607 in fiscal year 2020. During 2021 two lines of business that added to top line sales were either suspended due to lack of profitability in its current offering (e-commerce) or interrupted by supply-chain / co-packer challenges (frozen ravioli). While demand has remained consistent for our premium dairy-free/plant-based products, supply chain issues due to COVID disrupted ability to fulfill.

Cost of sales

Cost of sales in 2021 was $273,921, a decrease of about $160k, from costs of $438,561 in fiscal year 2020. These missing lines of revenue led to the drop in sales in 2021 of $167,031. This decrease in volume reduced our ability to recover fixed production costs, adversely affecting profitability.

Gross margins

Gross margins decreased from -$221 in 2020 to -$10,451 in 2021. These missing lines of revenue led to the drop in sales in 2021. This decrease in volume reduced our ability to recover fixed production costs, adversely affecting profitability.

Expenses

Total expenses in 2021 were $216,715, a slight decrease from $264,245 in 2020. Expenses decreased due to a drop in sales and the expense related to producing said sales.

Historical results and cash flows:

Nuttin's cash & cash equivalents on December 31, 2021, were $ 21,390 compared to $ 16,991 on December 31, 2020. The Company has made concerted efforts to manage cash out-flows with respect to cash receipts. We've gained new investment of $90,000 through sales of convertible notes, secured Bridge Loans with current investors of $52,000 and realized $21,000 of cash from sales of unused equipment to generate cash to finance operations.

Inventory decreased from $70,800 to $49,200 as we've worked down our current supply of 6oz containers packaging in order to move to a new supplier and new product configurations.

The company has outstanding convertible notes and bridge loans with an initial maturity of January 31, 2022, our noteholders have agreed to a 12 month extension of outstanding convertible notes to January 31, 2023.

To finance these cash needs, the Company has deferred (to the extent practicable) payments of trade payables & operating expenses, gained forbearance on our community development loans and utilized credit card lines of credit.

We do not believe these past results are indicative of future financial performance. Interest in what we are accomplishing at Nuttin Ordinary and the rapid growth in the Plant-Based Industry anticipated over the next five years we believe bodes well for the success of our five-year growth plan

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Nuttin's cash & cash equivalents on August 01, 2022, were $ 118,948 compared to $ 6,823 on August 01, 2021. The Company has made concerted efforts to manage cash out-flows with respect to cash receipts. We've gained new investment of $100,000 through sales of convertible notes, and realized cash from sales of unused equipment to generate cash to finance operations.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds raised from this equity crowdfunding campaign are a critical portion of the funds being raised to fund growth of the company.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Nuttin Ordinary intends to use these proceeds to fuel the growth of our business and should be a bridge to our larger fund-raising round which is projected for March of 2024. These funds are critical to our company and would make up 80% of our funds if we raise the maximum.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The length of operations will depend on the amount raised as this will directly correlate to the amount of inventory we will be able to secure. Furthermore, it will require marketing to execute in the marketplace. As of today, if we raise our minimum, we plan to continue operating as we have been over the past few years.

How long will you be able to operate the company if you raise your maximum funding goal?

Using an average monthly burn rate of ~$30k, coupled with current cash; the funds raised through this round if fully contributed could carry the company until December of 2025.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently we have additional future sources of capital available to the company in the form of a line of credit, potential future capital raises with StartEngine and or other sources such as VC marketplaces.

Indebtedness

- **Creditor:** Note Payable to Bank is a Small Business Administration loan
  Amount Owed: $62,199.00
  Interest Rate: 6.0%
  Maturity Date: December 31, 2025
  The Note is guaranteed by a UnitHolder. A Uniform Commercial Code lien has been filed by the Bank encumbering all the Company’s assets.

- **Creditor:** Monadnock Economic Development Corporation
  Amount Owed: $27,025.00
  Interest Rate: 7.0%
  Maturity Date: August 31, 2023

- **Creditor:** Community Development Block Grant by an agreement between the Town of Peterborough and the State of New Hampshire

Amount Owed: $93,244.00
Interest Rate: 5.0%
Maturity Date: January 17, 2025

- **Creditor:** Mascoma Bank
  Amount Owed: $25,000.00
  Interest Rate: 5.25%
  Maturity Date: May 31, 2024
  The Company maintains a $ 25,000 Revolving Line of Credit (the "Revolver") with a bank. Borrowings under the Revolver bear interest at 2% above a published United States prime rate. As a result, the interest rate applicable to outstanding borrowings may vary. Borrowings under the Revolver may be repaid at any time but must be fully repaid in May 2024. Interest accruing on Revolver borrowings is payable monthly. The bank granting the Revolver requires that the Company maintain its deposit accounts with the bank and retains a right of set-off. Borrowings under the Revolver are collateralized by a 1st security interest in all Company assets. The Revolver requires that all borrowings and accrued interest thereunder be paid in full for 30 consecutive days annually. During 2021, the bank waived the requirement to pay-down the borrowing for a 30-day period.

- **Creditor:** Various Investors
  Amount Owed: $102,000.00
  Interest Rate: 8.0%
  Maturity Date: January 31, 2023
  At the option of the lenders, upon maturity, these loans are convertible into the Company's Subordinated Convertible Promissory Notes bearing the most favorable terms then outstanding.

- **Creditor:** Various Investors
  Amount Owed: $1,110,000.00
  Interest Rate: 8.0%
  Maturity Date: January 31, 2023
  Maturity of all Notes may be accelerated or the Notes converted into Company ownership interests upon the occurrence of certain events. If there is a 50% or more change in control of the Company, the NoteHolders may elect to either force acceleration of maturity or convert the Notes into a Common Voting Membership Interest in the Company. If, prior to a change in control or the Notes' maturity, the Company executes a $ 750,000 or more Next Round Financing (the "Financing"), as defined, the Notes will automatically convert into the Preferred Equity Securities issued in connection with the Financing. Upon maturity, other than accelerated maturity upon a change in control, the Notes and accrued interest become immediately payable unless the holders of a majority of the value of the outstanding Notes vote to convert the Notes into Common Voting Units. In all cases of conversion, the conversion price is determined as defined in the Note agreement. If conversion occurs pursuant to the Financing, the conversion price is either the lesser of (i) 80% of the per share

price of the securities issued in the Financing or (ii) if the Company's pre-money valuation is greater than $ 3,000,000 (the "Target Valuation"), then the Target Valuation divided by the total number of Common Voting Units outstanding and issuable under certain outstanding options & warrants, if any. All other conversions are priced using the Target Valuation

- **Creditor:** State of NH
  Amount Owed: $20,000.00
  Interest Rate: 0.0%
  Maturity Date: January 31, 2099
) The New Hampshire Main Street Relief Fund Loan is an amount loaned under a state Covid-19 relief program. The Company received $ 21,366 of funding and repaid $1,366 of this amount, believing it qualified for forgiveness of the balance. Subsequently, uncertainty has arisen regarding having met the forgiveness criteria. Accordingly, until the terms of this obligation are resolved, the Company has recorded the unpaid balance as a current liability.

- **Creditor:** PayPal Loan Builder Loan
  Amount Owed: $10,097.00
  Interest Rate: 36.8%
  Maturity Date: January 31, 2023
  n Builder Loan represents borrowing of $ 15,000, payable in monthly installments over one year. The loan requires a fixed payment of $ 2,983 of interest, regardless of repayment. The average outstanding balance of this loan during 2021 was $ 13,000. The effective interest rate on this loan is 36.8%.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $3,517,500.00

Valuation Details:

The company determined its valuation based on multiple factors. First, we analyzed the track records of recent plant-based food sales and public fund-raising information. In the past decade plus, there has been key sales of food brands including Daiya, SoDelicious, kitehill, and Miyokos, to name a few. We reviewed their multiples and decided that a revenue multiplier of 7x was appropriate for our valuation analysis. This comparison seemed appropriate given all the companies we looked at are in the dairy-alt/plant-based industry. In 2020 the company ended the fiscal year with over $500k in sales (we used 2020 as our measuring year as we feel it best represents our company direction as 2021 was disrupted by supply chain issues). Using the multiple previously discussed this brought our valuation to roughly $3.5M.

Given our belief in our products, our company experience and team experience we believe that this $3.5M valuation is reasonable.

The pre-money valuation has been calculated on a fully diluted basis. The Company has no Preferred Stock. In making this calculation, we have assumed:

(i) all outstanding securities with a right to acquire shares are exercised; and

(ii) any shares reserved for issuance under a stock plan are issues.

The company set its valuation internally, without a formal third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.50 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *StartEngine Service Fees*
  96.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $1,069,999.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Inventory*
  17.5%
  Nuttin Ordinary will use the approximated amount of funds to continue to build inventory to support the pipeline of current and new customers.

- *Marketing*
  60.0%
  Sales & Marketing Hire a sales Agency/Broker to expand distribution. Social, digital, and instore demos advertising to attract new customers to our brand for conversation. Branding and packaging updates. Some of the funds may be used to market the raise.

- *Working Capital*
  19.0%
  As sales increase, additional manufacturing equipment may be required to continue to improve efficiencies and quality. Assuming zero financing, a portion of funds will be used for equipment. The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.nuttinordinary.com/ (nuttinordinary.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/nuttin-ordinary

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Clean Simple Foods, Inc.

[See attached]

NUTTIN® ORDINARY, LLC

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2021 AND 2020

(Unaudited)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Members of Nuttin® Ordinary, LLC
Peterborough, New Hampshire

We have reviewed the accompanying financial statements of Nuttin® Ordinary, LLC (the "Company,"), which comprise the statements of financial position as of December 31, 2021 and December 31, 2020, and the related statements of operations, statements of changes in members' equity/(deficit), and statements of cash flows for the years ended December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America. This includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

May 17, 2022
Los Angeles, California

NUTTIN® ORDINARY LLC
STATEMENTS OF FINANCIAL POSITION
(UNAUDITED)

As of December 31,		2021		2020
ASSETS				
Current Assets:				
Cash & cash equivalents	$	21,390	$	16,991
Account receivables, net		6,863		63,312
Inventory		49,200		70,800
Other		2,625		19,065
Total current assets		**80,078**		**170,168**
Leasehold Improvements, Equipment, and Furniture & Fixtures, net of accumulated depreciation of $106,270 & $ 96,001		252,699		273,770
Operating Lease Right-of-Use-Asset, net of accumulated amortization net of $ 88,570 & $ 57,588		114,759		145,741
Other		4,840		5,458
Total assets	$	**452,376**	$	**595,137**
LIABILITIES AND MEMBERS' EQUITY/(DEFICIT)				
Current Liabilities:				
Trade Accounts Payable	$	11,530	$	30,103
Accrued expenses		45,313		18,435
Accrued interest		2,261		337
Operating Lease Liability		31,567		30,982
Member's Financing		4,205		3,610
Other		20,000		20,000
Credit card balances		32,130		27,680
Bank Revolving Line of Credit		25,000		25,000
Bridge Loans		-		50,000
Pay Pal Loan Builder		10,097		-
NH Mainstreet Relief Fund		20,000		-
Current Portion of Long-Term Debt		23,459		33,625
Total current liabilities		**225,562**		**239,772**
LongTerm Debt, net of current portion:				
Subordinated Convertible Promissory Notes		885,000		795,000
Bridge Loans		102,000		-
Other		159,009		173,195
Operating Lease Liability, net of amortization & current portion		83,191		114,759
Accrued interest		134,559		75,604
Other		23,000		24,000
Total liabilities		**1,612,321**		**1,422,330**
MEMBERS' EQUITY/(DEFICIT)				
UnitHolders' Investment		80,000		80,000
(Deficit)		(1,239,945)		(907,193)
Total members' equity/(deficit)		**(1,159,945)**		**(827,193)**
Total liabilities and members' equity/(deficit)	$	**452,376**	$	**595,137**

See accompanying notes to financial statements.

NUTTIN® ORDINARY LLC
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Calendar Years Ended December 31,		2021		2020
Net revenue	$	263,470	$	438,340
Cost of goods sold		273,921		438,561
Gross (loss) on sales		(10,451)		(221)
Operating expenses				
Sales and marketing		108,770		154,598
General and administrative		107,945		109,647
Total operating expenses		216,715		264,245
Operating (loss)		(227,166)		(264,466)
Financing expenses				
Interest expense		79,419		58,850
Other		7,723		6,873
Covid-19 Relief Payback/(Receipts) from Government Programs		18,444		(78,132)
(Net Loss)	**$**	**(332,752)**	**$**	**(252,057)**

See accompanying notes to financial statements.

		Members' Equity/(Deficit)
Balance—December 31, 2019	**$**	**(549,136)**
Capital distribution		(26,000)
Net income/(loss)		(252,057)
Balance—December 31, 2020	**$**	**(827,193)**
Net income/(loss)		(332,752)
Balance—December 31, 2021	**$**	**(1,159,945)**

See accompanying notes to financial statements.

NUTTIN® ORDINARY LLC
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Calendar Years Ended December 31,		2021		2020
CASH FLOW FROM OPERATING ACTIVITIES				
Net (loss)	$	(332,752)	$	(252,057)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		35,757		36,872
Changes in operating assets and liabilities:				
(Increase)/Decrease in Acounts receivable		52,849		(55,912)
(Increase) in Inventory		21,600		(19,000)
(Increase)/Decrease in Prepaids and Other Current Assets		17,057		(9,873)
Increase/(Decrease) in Trade account Payables		(2,729)		20,005
Increase in Accrued Expenses & Other Liabilities		74,514		56,367
Non-operating earnings from Covid-19 Relief		18,444		(76,315)
(Gain) on Disposals of Machinery & Equipment		(10,574)		-
Net cash (used) by operating activities		**(125,834)**		**(299,913)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of leasehold improvements and equipment		(24,766)		(37,110)
Retirements, net of depreciation		10,081		-
Gain on Disposals of Machinery & Equipment		10,574		-
Net cash (used) in investing activities		**(4,111)**		**(37,110)**
CASH FLOW FROM FINANCING ACTIVITIES				
Proceeds from Community Economic Development Block Grant		-		100,959
Proceeds from sale of Subordinated Convertible Promissory Notes		90,000		75,000
Proceeds from Bridge Loans		52,000		50,000
Borrowing under Bank Revolving Line of Credit		-		25,000
Proceeds from PayPal Loan Builder Debt		15,000		-
Proceeds from Covid-19 Relief Loans		(18,444)		69,366
Increase/(Decrease) in Credit Card Balances Outstanding		4,450		20,456
(Decrease)/Increase in Member's Financing		595		(15,000)
Capital distribution		-		(26,000)
(Repayments) of LongTerm Debt		(9,257)		(24,970)
Net cash provided by financing activities		**134,344**		**274,811**
Change in cash		4,399		(62,212)
Cash—beginning of year		16,991		79,203
Cash—end of year	$	**21,390**	$	**16,991**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	18,500	$	12,337

See accompanying notes to financial statements.

Note 1 – Business, Organization, and Presentation of Financial Statements

Nuttin® Ordinary LLC (the "Company") is an alternative-protein and fermented foods manufacturing and marketing company. The Company makes premium cheese & products using age-old dairy making techniques, coupled with modern day science and data collection. Our cheese is cultured and fermented, a living food. The Company is a manager-managed limited liability company registered in the State of New Hampshire.

The Company's financial statements are presented on the basis of United States Generally Accepted Accounting Principles ("GAAP"), except that individual Member accounts are not presented and certain expenses are categorized as appropriate for a Small & Medium-size Enterprise. The Company's operating year ends on December 31st.

Retroactive Effect of Debt Restructuring

On January 31, 2022 the Company restructured substantially all of its Subordinated Convertible Promissory Notes and its Bridge Loans. Among other things, the effect of this restructuring changed the maturity dates of those obligations to January 31, 2023. As a result, obligations which had been payable within twelve months at December 31, 2021 (hence, "current") became payable after December 31, 2022 (hence, "long-term"). Retroactive effect has been given to this restructuring in the accompanying financial statements. (See Note 9 ("Subsequent Events"))

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Assets and liabilities of the Company in the financial statements are stated assuming their amounts will be realized during the normal course of the Company's continuing operations. No adjustments to such amounts have been determined or recorded if they will not be realized in this manner.

Cash and Cash Equivalents

Cash & Cash Equivalents represent monetary amounts available on demand and deposits-in-transit which will be realized within five business days.

Trade Accounts Receivable and Allowance for Doubtful Accounts

Trade accounts receivable represent claims on customers for products shipped, net of discounts and estimated uncollectible amounts. Products shipped are not contractually subject to return.

Inventory

Inventories are stated at the lesser of (i) cost (on a first-in, first-out basis) or (ii) net sales value less an expected gross profit.

Leasehold Improvements, Equipment and Furniture & Fixtures

Leasehold Improvements, Equipment and Furniture & Fixtures are stated at cost, less depreciation. Depreciation is calculated using the straight-line method over the lesser of the expected useful asset lives or, where applicable, the period of the related lease (including extensions where management has a reasonable basis to believe it will exercise such extension rights).

Leases

The Company's premises lease is an Operating Lease of greater than twelve-month duration. Accordingly, it is a Right-of-Use-Asset ("RUA"). The premises lease payments have been discounted at a rate equal to the Company's then cost of long-term borrowing (6%) and the discounted amount has been recorded as an Operating Lease RUA and Liability. The RUA and related liability are being amortized over the life of the lease. Amortization is offset against the related Operating Lease Liability, not charged to operations. The lease provides for some "rent free" periods and escalating payments over its life. Lease expenses are charged to operations on an equalized basis over the life of the lease.

Revenue Recognition

Revenues are recognized at the date of shipment and customers have no contractual recourse for returns.

Cost of Goods Sold

Costs of goods sold are recognized at the time of recognizing the related revenue and includes all costs directly related to the production, storage, and shipment of goods upon sale. These costs include ingredients, production labor, supplies and services used to produce goods, packaging and directly relatable expenses such as production equipment depreciation.

Fair Value of Financial Instruments

The Company's financial instruments include current assets and current liabilities (such as cash and cash equivalents, accounts receivable, accounts payable and accrued expenses) and the Company's Operating Lease RUA. Except for the RUA, the carrying amounts of financial instruments approximate fair value due to the short-term nature of such instruments. The RUA is carried at its discounted value.

Note 2 – Inventory

As of December 31, 2021 & 2020, inventory is comprised of the following:

	2021	2020
Production, packaging & shipping supplies	$ 24,900	$ 41,500
Product ingredients	12,200	12,000
Finished goods & production-in-progress	12,100	17,300
	$ 49,200	**$ 70,800**

Note 3 – Leasehold Improvements, Equipment and Furniture & Fixtures and Operating Lease Right-of-Use-Asset

As of December 31, 2021 & 2020, leasehold improvements, equipment, and furniture & fixtures are comprised of the following (see note 4):

	2021	2020
Leasehold improvements	$ 209,115	$ 208,976
Production equipment	144,370	140,740
Transportation equipment	-	14,571
Production & administrative furniture & fixtures	5,484	5,484
	358,969	**369,771**
Allowance for depreciation	(106,270)	(96,001)
	$ 252,699	**$ 273,770**

The Operating Lease Right-of-Use-Asset represents the present value of the Company's lease payments for rental of its premises. The payments vary over the lease period and are payable through September 2025.

Changes in leasehold improvements, equipment and furniture & fixtures during the years ended December 31, 2021 & 2020 were as follows:

	2021	2020
Balance as of January 1,	$ 273,771	$ 273,532
Additions	24,766	37,110
Retirements, net of depreciation	(10,081)	-
Depreciation & amortization	(35,757)	(36,872)
Balance as of December 31,	**$ 252,699**	**$ 273,770**

Note 4 – Short-Term Financing, Debt Obligations and Operating Lease Liability

Short-Term Financing

In the course of operations, a Member provides short-term financing to the Company by making purchases on the Company's behalf and, on occasion, depositing cash into the Company's bank accounts. The Member is reimbursed as Company funds become available. This financing is not covered by a formal debt instrument, is not collateralized, has no maturity, and bears no interest. Accordingly, it is reported in the financial statements as a current liability.

During 2021 and 2020, the weighted average balances outstanding under this arrangement were $4,000 and $5,031, respectively. During 2021 and 2020, the highest balances outstanding under this arrangement were $4,205 and $18,610, respectively.

***Debt Obligations** (See Note 9)*

Short-Term and Long-Term Debt obligations as of December 31, 2021 & 2020 are comprised of the following:

	2021	2020
Short-Term Debt Obligations:		
Current portion of long-term debt	$ 23,459	$33,625
Bridge Loans (c)	-	50,000
Bank Revolving Line of Credit (d)	25,000	25,000
PayPal Loan Builder Loan (e)	10,097	-
New Hampshire Main Street Relief Fund Loan (f)	20,000	-
Credit Card Balances Outstanding (g)	32,130	27,680
	$ 110,686	**$ 136,305**
Long-Term Debt Obligations:		
Subordinated Convertible Promissory Notes (a & b)		
All Series (See Note 9)	$ 885,000	$ -
Series I	-	285,000
Series II	-	435,000
Series III	-	75,000
Bridge Loans (c)	102,000	-
Community Development Block Grant (h)	93,244	97,344
Note payable to bank (i)	62,199	75,564
Note payable to regional development authority (j)	27,025	31,919
Note payable for equipment purchase	-	1,995
	1,169,468	**1,001,822**
Current portion	(23,459)	(33,626)
	$ 1,146,009	**$ 968,196**

(a) On January 31, 2022 the Company restructured substantially all of the Subordinated Convertible Promissory Notes (the "Notes") and the Bridge Loans (the "Loans"), changing their maturity dates to January 31, 2023 and conforming their interest rates to 8% per annum. Other terms of these Notes & Loans remain unchanged from those described in Note 4(b) below. (See Note 9 ("Subsequent Events"))

(b) Prior to January 31, 2022, the Subordinated Convertible Promissory Notes Series I and Series II bore interest at an annual rate of 6%, payable upon maturity. The Series III Notes bore interest at an annual rate of 8%, payable upon maturity. During 2020, the Company renegotiated the maturities of both Series I and II Notes so that they all matured on January 31, 2022. The Series III Notes also matured on January 31, 2022. Maturity of all Notes may be accelerated or the Notes converted into Company ownership interests upon the occurrence of certain events. If there is a 50% or more change in control of the Company, the Noteholders may elect to either force acceleration of maturity or convert the Notes into a Common Voting Membership Interest in the Company. If, prior to a change in control or the Notes' maturity, the Company executes a $750,000 or more Next Round Financing (the "Financing"), as defined, the Notes will automatically convert into the Preferred Equity Securities issued in connection with the Financing. Upon maturity, other than accelerated maturity upon a change in control, the Notes and accrued interest become immediately payable unless the holders of a majority of the value of the outstanding Notes vote to convert the Notes into Common Voting Units. In all cases of conversion, the conversion price is determined as defined in the Note agreement. If conversion occurs pursuant to the financing, the conversion price is either the lesser of (i) 80% of the per share price of the securities issued in the Financing or (ii) if the Company's pre-money valuation is greater than $3,000,000 (the "Target Valuation"), then the Target Valuation divided by the total number of Common Voting Units outstanding and issuable under certain outstanding options & warrants, if any. All other conversions are priced using the Target Valuation.

(c) Prior to January 31, 2022, the Bridge Loans matured on January 31, 2022 and bore interest at 8%. At the option of the lenders, upon maturity, these loans are convertible into the Company's Subordinated Convertible Promissory Notes bearing the most favorable terms then outstanding. During 2021 and 2020, the weighted average balance of the Bridge Loans outstanding was $75,000 and $5,191 and the highest balance outstanding was $102,000.

(d) The Company maintains a $25,000 revolving line of credit (the "Revolver") with a bank. Borrowings under the revolver bear interest at 2% above a published United States prime rate. As a result, the interest rate applicable to outstanding borrowings may vary. Borrowings under the revolver may be repaid at any time but must be fully repaid in May 2024. Interest accruing on revolver borrowings is payable monthly. The bank granting the revolver requires that the Company maintain its deposit accounts with the bank and retains a right of set-off. Borrowings under the Revolver are collateralized by a first security interest in all Company assets. The Revolver requires that all borrowings and accrued interest thereunder be paid in full for thirty consecutive days annually. During 2021, the bank waived the requirement to pay-down the borrowing for a thirty-day period. During 2021 and 2020 the weighted average balances outstanding under the revolver were $25,000 and $5,683, respectively. During each of 2021 and 2020, the highest outstanding balance under the Revolver was $25,000.

(e) The PayPal Loan Builder Loan represents borrowing of $15,000, payable in monthly installments over one year. The loan requires a fixed payment of $2,983 of interest, regardless of prepayment. The average outstanding balance of this loan during 2021 was $13,000. The effective interest rate on this loan is 36.8%.

(f) The New Hampshire Main Street Relief Fund Loan is an amount loaned under a state Covid-19 relief program. The Company received $ 21,366 of funding and repaid $ 1,366 of this amount, believing it qualified for forgiveness of the balance. Subsequently, uncertainty has arisen regarding having met the forgiveness criteria. Accordingly, until the terms of this obligation are resolved, the Company has recorded the unpaid balance as a current liability.

(g) Credit cards are used to finance operations. Minimum monthly payment requirements vary and have been met by the Company. Interest rates applicable to credit card balances outstanding vary significantly. At December 31, 2021, they ranged from 16% to 22%, which is representative of rates applicable during 2021 and 2020. During 2021 and 2020 the weighted average credit card balances outstanding were $31,000 and $22,141, respectively. During 2021 and 2020, the highest outstanding balances on credit card debt were $33,271 and $31,186, respectively.

(h) During February 2020, the Company entered into a long-term debt agreement with the Monadnock Economic Development Corporation under which it borrowed $102,000. The loan bears interest at 5% and is repayable in equal monthly installments through January 17, 2025.

During 2021, the Lender approved deferral of payments of the principal of this loan for the twelve-month period from July 2021 through June 2022. Interest on the outstanding balance is payable monthly during this period. The outstanding balance of the loan in the amount of $70,351 is payable on February 17, 2025.

Funding for the loan comes from a Community Development Block Grant made available by an agreement between the Town of Peterborough and the State of New Hampshire. The loan is secured by a lien on all assets of the Company and the personal guarantees of the Company's Members holding Class A Units.

Among other things, the loan requires the Company to employ no fewer than six employees who meet certain family income criteria. The Company has met this requirement.

(i) Note Payable to Bank is a Small Business Administration loan arranged & managed by the same Bank with which the Company maintains its Revolver (see (d) above). The Note bears interest at 6% and is payable in monthly installments of principal and interest through December 2025. The Note is guaranteed by a Member. A Uniform Commercial Code lien has been filed by the Bank encumbering all the Company's assets.

(j) This note is payable to the Monadnock Economic Development Corporation and is secured by a third collateral lien on all Company assets. Additional collateral is required in the form of personal guarantees of any UnitHolder with more than a 7% interest in the Company. It bears interest at 7% and is payable in monthly installments of principal & interest to August 2023.

During 2021, the Lender approved a deferral of payments of the principal and interest on this loan for the twelve-month period from July 2021 through June 2022. The outstanding balance of the loan in the amount of $14,924 is payable in August 2023.

After giving retroactive effect to the restructuring of the abovementioned Notes and Loans, as of December 31, 2021, payments of long-term debt outstanding over the ensuing five calendar years and thereafter are as follows:

2022	$ 23,459
2023	1,032,753 [*]
2024	25,166
2025	88,090
	$ 1,067,468

[* $ 835,000 and $ 102,000 of this amount represents Subordinated Convertible Promissory Notes and Bridge Loans, respectively, which may be settled by conversion into Common Voting Units of the Company (see 4(a)& 4(b) above).]

Interest paid on debt during the years ended December 31, 2021, and 2020 was $18,500 and $12,337, respectively. Interest paid in the calendar year 2020 is net of $2,474 of interest forgiven under various COVID-19 relief programs.

The Operating Lease Liability represents the net present value of payments due under the Company's operating lease for its premises. As of December 31, 2021, lease payments related to and amortization of the Company's Operating Lease Right-of-Use-Asset and Liability are as follows for the calendar years 2022 through 2026:

	Lease Payments	Amortization
2022	$ 37,000	$ 31,567
2023	41,000	30,460
2024	44,000	30,807
2025	33,000	21,925
	$ 155,000	$ 114,759

Note 5 – Members' Investment & Deficit

During 2020, the Company amended its Limited Liability Company Operating Agreement to more clearly set forth the rights, obligations and duties of the Company's members and managers and to codify & ratify various actions undertaken by management. The terms of the Agreement have been applied retroactively.

The Company's ownership interests are comprised of 2,000 LLC Membership Units divided into 1,600 Class A and 400 Class B Units. The rights, preferences, and privileges ascribed to both Unit classes are identical, except that Class A Units have voting rights with respect to management of Company affairs and Class B Units have no such voting rights. As of December 31, 2021, there were 800 Class A Units and 100 Class B Units outstanding or vested, respectively. The Class A Units are owned by the Company's founders. The Class B Units outstanding or vested are owned by another investor, a related party advisor to the Company and a former executive employee.

During 2020, a holder of 40 Class B Units forfeited its units in return for a distribution of $26,000. The unitholder's investment of $20,000 was returned and the $6,000 distributed in excess of this investment has increased the Unitholders' Deficit, as a capital transaction.

Other than this Unit B forfeiture, there were no other changes in Unitholders' Investment during calendar years 2021 and 2020.

Other than in the case of the Class B Units granted for services, proceeds for units have been realized in cash or contributions in-kind of leasehold improvements, inventory, payment of Company expenses or forgiveness of loans made to the Company by the Unitholders. There are no outstanding commitments for additional investments, except as described in Note 4 relative to Subordinated Convertible Promissory Notes.

During 2017, via e-mail, a Unitholder requested that its $20,000 investment be returned. Through efforts of Company management and Company counsel, the Company has attempted to locate the ex-investor to return these funds. Those efforts have been unsuccessful. There is no formal debt arrangement covering this obligation. It does not bear interest and is considered payable upon demand, should the ex-investor come forward for payment. Accordingly, the Company has reclassified the investment as an Other Current Liability.

Changes in Deficit for the years ended December 31, 2021 and 2020 are as follows:

	2021	2020
Balance at January 1,	$ (907,193)	$ (649,136)
Distribution upon forfeiture of interest	-	(6,000)
(Loss) for the year ended December 31,	(332,752)	(252,057)
Balance at December 31	$ (1,239,945)	$ (907,193)

Note 6 – COVID-19 Relief

During Calendar 2021 and 2020, the Company received various non-refundable grants, forgiveness of, and deferrals of principal & interest payments on debt, and funding of loans under Small Business Administration programs designed to assist companies during the COVID-19 pandemic. The Company received a $38,000 loan under the Paycheck Protection Plan and a $10,000 loan under the Economic Injury Disaster Loan program. The Company has been advised that repayment of both these loans has been forgiven. These loans and other amounts which do not require repayment have been recognized in the Statement of Operations as COVID-19 Relief. See Note 4(f) with respect to a New Hampshire Main Street Fund Loan about which repayment is yet to be resolved.

Note 7 – Taxes

As a LLC, the Company's net income/(loss) is allocated to the Company's Unitholders for their inclusion in their personal tax returns in accordance with the Internal Revenue Code and as set forth in the Company's Limited Liability Company Agreement.

Note 8 – Commitments & Contingencies

Lease Obligations

The Company leases approximately 8,000 square feet of manufacturing, warehousing, and office space. Upon the lease termination, the landlord has the right to require the Company to restore the premises to their status at the commencement of the lease.

Concentration of Risk

During 2021 and 2020, 90% and 82% of the Company's sales were to one distributor for resale and distribution to various regional chain and local/private grocery retailers. The Company's operations, viability and prospects would be materially adversely affected should that distributor no longer provide these services to the Company. Company management has no reason to believe it cannot adequately manage this risk.

Similarly, the Company's products are sold to consumers by a limited number of regional chain and local/private grocery retailers. Loss of any of the regional chain retailers would have a material adverse effect on the Company's operations, viability and prospects. Company management has no reason to believe it cannot adequately manage this risk.

Note 9 – Subsequent Events

Debt Restructuring

On January 31, 2022, the Company restructured substantially all of its Subordinated Convertible Promissory Notes (the "Notes") and its Bridge Loans (the "Loans"). Among other things, the effect of this restructuring changed the maturity dates of those obligations to January 31, 2023. As a result, obligations which had been payable within twelve months on December 31, 2021 (hence, "current") became payable after December 31, 2022 (hence, "long-term").

In addition to revising the maturity dates of these obligations, all the notes and loans were conformed to bear interest at 8% per annum payable at maturity or, upon conversion of the notes' and loans' principal, convertible into equity interests. This changed interest rate takes effect on February 1, 2022. Conversion privileges of the loans were unchanged.

Retroactive effect has been given in these financial statements to the classifications of the notes and loans between "Current" and "Long-Term."

Sale of Notes

Subsequent to April 30, 2022, the Company sold Subordinated Convertible Promissory Notes in the amount of $60,000, bearing the same terms as those set forth in Note 4 above.

Restructuring

On April 5, 2022, the Company's Founders registered a new corporation named Clean Simple Foods, Inc. ("CSF") in the State of Delaware. CSF's Board of Directors is comprised solely of the Company's Founders and that Board has engaged the Founders as the President/CEO and Chief Financial Officer & Secretary of CSF.

Simultaneously with this incorporation, the Company's Members assigned their interests in the Company to CSF. As a result, CSF became the sole member of the Company and the Company became CSF's sole asset. In return for assigning their interests, the Company's then Members received CSF Common Stock in amounts which retain their proportionate interests in the Company.

The Company's then Members who held Class B Units received CSF Common Stock and executed proxy agreements which assign their voting rights to the majority-owning Founder or his assigns. As a result, 100% of CSF's voting rights are retained by the Founders.

Strategic Planning Engagement

On April 15, 2022, the Company entered into a consulting agreement with TIG Brands, operated by The Intertwine Group, LLC. Under the agreement, TIG will advise management regarding development and implementation of a strategic plan. Fees for these services are payable monthly in a combination of cash and grants of rights to purchase an interest in Nuttin® Ordinary LLC. If the rights are exercised, as the sole owner of Nuttin® Ordinary LLC, CSF will issue its common stock to meet this obligation. The rights have no expiry date. In the event of an Equity Financing event, as defined, the rights require TIG to purchase the same form of shares sold in the Equity Financing event at 80% of the offering price. In certain circumstances, TIG may either exercise the rights or require the Company to pay TIG the amount of its fees deferred in the form of the rights.

Note 10 – Related party transaction

There are no related party transactions other than as disclosed elsewhere in these footnotes.

Note 11– Going concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As of December 31, 2021, the Company had a Deficit in Excess of Members' Investment of $1,159,945 and net loss of $332,752 for the calendar year then-ended.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

CLEAN SIMPLE FOODS, INC.

FINANCIAL STATEMENTS

AS OF INCEPTION (APRIL 5, 2022)

(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Clean Simple Foods, Inc.
Peterborough, New Hampshire

We have reviewed the accompanying financial statements of Clean Simple Foods, Inc. (the "Company,"), which comprise the balance sheet as of April 5, 2022, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the period from Inception (April 5, 2022), and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

July 20, 2022
Los Angeles, California

As of inception	**April 5, 2022**
(in US$)	
ASSETS	
Current Assets:	
Cash & cash equivalents	$ -
Total current assets	**-**
NonCurrent Assets	-
Total assets	**$ -**
LIABILITIES AND STOCKHOLDERS' EQUITY	
Total Liabilities	$ -
STOCKHOLDERS' EQUITY	
Common Stock - Par Value	20
Additional Paid in Capital	79,980
Subscriptions receivable	(80,000)
Total Stockholders' Equity	**-**
Total Liabilities and Stockholders' Equity	**$ -**

See accompanying notes to financial statements.

CLEAN SIMPLE FOODS INC.

STATEMENT OF OPERATIONS

(UNAUDITED)

As of inception		**April 5, 2022**
(in US$)		
Net revenue	$	-
Cost of goods sold		-
Gross profit		-
Operating expenses		
General and administrative		-
Sales and marketing		-
Total operating expenses		-
Operating income/(loss)		-
Interest expense		-
Other loss/(income)		-
Income/(Loss) before provision for income taxes		-
Provision/(Benefit) for income taxes		-
Net Income/(Loss)	**$**	**-**

See accompanying notes to financial statements.

CLEAN SIMPLE FOODS INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in US$)	Common Stock Shares	Common Stock Amount	Additional Paid in Capital	Subscriptions receivable	Retained earnings/ (Accumulated Deficit)	Total Stockholders' Equity
Inception date (April 5, 2022)	-					
Issuance of Common Stock	2,000,000	$ 20	$ 79,980	$ (80,000)		$ -
Net income/(loss)	-	-			$ -	-
Balance— (April 5, 2022)	**2,000,000**	**$ 20**	**$ 79,980**	**$ (80,000)**	**$ -**	**$ -**

CLEAN SIMPLE FOODS INC.

STATEMENT OF CASH FLOWS

(UNAUDITED)

As of inception	**April 5, 2022**
(in US$)	
CASH FLOW FROM OPERATING ACTIVITIES	
Net income/(loss)	$ -
Net cash provided/(used) by operating activities	**-**
CASH FLOW FROM INVESTING ACTIVITIES	**-**
CASH FLOW FROM FINANCING ACTIVITIES	**-**
Change in cash	
Cash—beginning of year	-
Cash—end of year	**$ -**

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Clean Simple Foods Inc. ("CSF") was incorporated in the State of Delaware on April 5, 2022 by the Founders of Nuttin' Ordinary LLC (a New Hampshire Limited Liability Company partnership) ("Nuttin' "). The Company's headquarters are located in Peterborough, New Hampshire. CSF is authorized to issue one class of stock to be designated "Common Stock." The total number of shares that CSF is authorized to issue is 10,000,000 Common Shares with a par value of $ 0.0001 per share.

CSF was created to enable the conversion of the LLC Members' interests in Nuttin' into shares of a C-Corporation as defined by the Internal Revenue Code. CSF is a holding company which as of April 5, 2022 had no activities other than the issuance of its shares. At the date of incorporation, in return for a pledge for assignment of their interests in Nuttin', the LLC Members received 2,000,000 Common Shares of CSF. CSF's Board of Directors is comprised solely of Nuttin's Founders and that Board has engaged the Founders as the President/CEO and Chief Financial Officer & Secretary of CSF.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying Inception Date financial statements present the Company's financial position, results of operations, stockholders' equity, and cash flows as of its inception date. They are presented in conformity with US GAAP. The Company has adopted a calendar year end of December 31, as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of April 5, 2022, the Company did not have any cash and cash equivalents.

Subscriptions Receivable

The Company records stock issuances at the issuance effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements, the subscription is classified as a contra-account to stockholders' equity.

Income Taxes

The Company is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense.

The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

The Company is pre-revenue. Once it starts generating revenues, the Company plans to recognize revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods is the sole performance obligation in its contracts with customers.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through July 20, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of Common Shares with a par value of $0.00001. As of April 5, 2022, 2,000,000 stock have been issued and are outstanding.

4. DEBT

The Company currently has no debt.

5. RELATED PARTY TRANSACTIONS

Other than the pledge by Nuttin's Members to assign their interests in Nuttin' to CSF, there are no related party transactions.

6. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

As of April 5, 2022, there were no pending or threatened lawsuits against the Company.

7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from April 5, 2022 through July 20, 2022, which is the date the financial statements were available to be issued. There have been no other events or transactions during thisperiod which would have a material effect on these financial statements.

8. GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from their proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm the business, financial condition, and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Nuttin Ordinary by Clean Simple Foods

Crafting Premium Plant-Based Food With Integrity


nuttin ordinary
Premium 100% Plant-Based Food

Website
PETERBOROUGH, NH
FOOD & BEVERAGE

Nuttin OrdinaryⓇ is a premium cheese & food company that is 100% plant-based, breaking new ground in the vegan cheese market. We use cashews, quality natural ingredients, and age-old craft cheese fermentation techniques to create delicious, clean & simple ingredient 100% plant-based food. Our products are available in a variety of locations across the Northeast, and we are ready to scale.

$0.00 raised

0 Investors	$3.52M Valuation
$1.75 Price per Share	$250.25 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Reasons to Invest

- Using our **proprietary craft fermentation process**, we created a delicious, premium, plant-based cheese, using only clean and simple ingredients.
- The plant-based food market is valued at **$7 billion** and includes over **100 million** Americans (Source).
- We own our own **proprietary manufacturing process** and have proven market fit in multiple channels including; Whole Foods, Direct to Consumer Websites, Wegman's, FreshDirect, MarketBasket, and Local Co-Ops & Natural Food Stores.

OVERVIEW

Plant-Based Cheese With An Incredible Taste


The Best
Craft Cheese
100%
Plant-Based
Minority owned
Clean ingredients
8,000 Sq. ft facility


DAIRY-FREE CREAM CHEESE plain
nuttin ordinary
DAIRY-FREE CREAM CHEESE garden veggie
nuttin ordinary
DAIRY-FREE CREAM CHEESE chive & onion
nuttin ordinary

Nuttin Ordinary® is a minority-owned, **100% plant-based** food company making delicious craft cheese products. We got our start in our Founder, Josh's parents' 750-square-foot basement in New Hampshire, which we built into a fermentation lab. Since then, we've grown locally, expanding into an 8,000-square-foot facility in Peterborough, NH with the help of our friends, family, neighbors, and loyal customers, where we own our **proprietary manufacturing process**.


Over
$930K
Since 2020

We've achieved sales of over **$930K** since 2020, weathered a Global Pandemic, and are currently selling in prominent retailers across the East Coast, including Whole Foods, Wegmans, FreshDirect, MarketBasket and many more.

Join us as we continue providing our customers with **100% plant-based** cheese products that use healthy, natural ingredients and taste **AMAZING**.

THE PROBLEM

BAD Taste & BAD Ingredients in the Majority of Plant-Based Cheese Options


171M
Lactose intolerant
population in the US

Source

Consumer behaviors are shifting towards healthier, more environmentally sustainable, plant-based options to replace dairy. Today, the US lactose intolerant population has grown to approximately **171 million**. An estimated **36% to 48%** of Americans and the Global Flexitarian population (people reducing or eliminating animal products from their diets), is estimated at a whopping **42%** (Source | Source).


Existing options
are filled with
x Oils
x Thickeners
x Gums
x Starches



However, many of the options currently on the market are filled with oils, thickeners, gums, and starches, missing the mark on what matters most to consumers: taste and texture. **People shouldn't have to choose between great taste, nutritional value, and clean, simple ingredients.**

THE SOLUTION

No More Compromising! Period. Exceptional Ingredients Coupled with Proprietary Craft Fermentation Techniques = Great Taste & Texture



DAIRY-FREE CHEESE SPREAD
nuttin ordinary
garlic & herb
6 SIMPLE
DAIRY-FREE CHEESE SPREAD
nuttin ordinary
spicy
6 SIMPLE
DAIRY-FREE CHEESE SPREAD
nuttin ordinary
pink salt & cracked pepper
6 SIMPLE
DAIRY-FREE CREAM CHEESE
nuttin ordinary
plain
5 SIMPLE
DAIRY-FREE CREAM CHEESE
nuttin ordinary
chive & onion
6 SIMPLE

We use **age-old artisan craft** dairy-making techniques coupled with the **science of fermentation**, including playing classical music during the **culturing process**, transforming the clean, simple ingredients into delicious plant-cheese. We devised our own probiotic blend designed to work specifically with cashews to remove the nuttiness and create the cheese our customers **LOVE**. The result is a full-flavored, versatile, soft 100% plant-based cheese that delivers on taste, easily digestible, and full of probiotics - a living food that is **VIBRANT**, **FRESH**, and **DELICIOUS**.



DAIRY-FREE CHEESE SPREAD
nuttin ordinary
pink salt & cracked pepper
6 SIMPLE INGREDIENTS

Full-Flavored And Versatile 100% Plant-Based Cheese

- ✓ Tastes Delicious
- ✓ Clean & Simple
- ✓ Artisanal & Craft

We self-manufacture our products, successfully retaining the **artisanship & craft** of the **complex fermentation process** while achieving scale. We have developed an omni-channel strategy including both conventional and direct to consumer distribution partners. So far, we have focused on the Northeast to maximize opportunities for consumer feedback and help keep our distribution costs low. **Now, we're ready to expand.**

THE MARKET

A Massive, Fast-Growing Category

$7B US plant-based foods market in 2020

27% US plant-based foods market YoY growth

$74.2B Projected plant-based foods market in 2027

Source | Source | Source

The US plant-based foods market was valued at **$7 billion** in 2020, with year-over-year growth of 27% from 2019 (Source). The market is predicted to grow to **$74.2 billion** by 2027 and estimated to grow to **$162 billion** in the next decade (Source | Source).

The top purchase driver in this fast-growing market is **taste** (Source). While many of the dairy-alternative players are still using the same old vegan cheese concepts from the 80s, we believe **our customers are smart and care about what they put in their bodies**. They have sophisticated palettes and are reading labels for quality ingredients and ultimately; following their taste buds. This is where Nuttin Ordinary® is winning.

OUR TRACTION

Growing Revenue and Strong Partnerships



$930K+ Since 2020

173%+ Sales growth since 2017

We own our proprietary process, have proven scalability, and surrounded ourselves with experienced, strategic industry advisors. With a positive gross margin and revenue surpassing $930K in 2020, our company is positioned to achieve **rapid growth.**


Grocery Channels
Whole Foods Market
Wegmans
Market Basket
freshdirect

We have achieved velocity in key outlet channels, including independent/speciality stores such as **Whole Foods, Wegmans, Market Basket, Fresh Direct** and **direct to consumer**. We are targeting growth in food service with our cheese spread and cream cheese options; such as airports, cafes, bagel shops, and key restaurants.

WHY INVEST

Raising the Standard for Plant-Based Foods


nuttin
ordinary
6
SIMPLE

Help us show the $7B plant-based food market what plant-based cheese SHOULD taste like

As we continue to scale, we plan to update our packaging design, launch new product lines and flavors, and gain new opportunities with the most important players in distribution and retail. We envision launching nationally in the next 18-24 months.

Nuttin Ordinary® is delivering consumers what they are searching for: plant-based options offering both taste and nutrition. **We're crafting delicious 100% plant-based food.** We've tested in key retailers, and built scalable manufacturing. Now, we are ready for more. **Join us** as we show the $7 billion plant-based food market what happens when you combine **true artisanship and craft**. What a 100% plant-based, Vegan, cheese **should** taste like. **Invest today!**

In the Press

SHOW MORE

Meet Our Team





Joshua Velasquez

Chief Executive Officer / Director

Joshua Velasquez is Founder & CEO of Nuttin Ordinary; an alt protein, plant-based foods company utilizing a proprietary fermentation process and technology to create premium products in dairy-alt food categories. Josh's focus is on Brand Vision, Innovation, and Manufacturing. Josh has led the company through many stages of growth, including developing a proprietary blend of probiotics, scaling and creating an efficient manufacturing for plant-based cheese & dips, recruiting a team, cultivating and raising $1M+ in investment. Velasquez graduated from the Goldman Sachs 10k Small Business Incubator Program in 2019. Josh is currently part of the 2022 Ernst & Young EAN Accelerator program.

Adam Hamilton

Chief Operating Officer / Director

Adam Hamilton is a Co-Founder of Nuttin Ordinary. Adam brings extensive banking and business experience to the team. Hamilton has 15+ years in management and sales. Most recently as a Vice President at the largest regional Bank in New England. Adam manages broker relationships, new business development, key retail accounts and distribution relationships.

Strategic Advisor

Rick Antonelli

Strategic Advisor

A 30+ year industry veteran. From 2009 to 2019 Mr. Antonelli served as Chief Executive Officer and Chairman of Galaxy Nutritional Foods. A successful sale of Galaxy Nutritional Foods was executed to Greenspace Brands. Previously, he was Executive Vice President, Chief Operating Officer and President of Distribution for United Natural Foods. The majority of his professional career was dedicated to United Natural Foods (Nasdaq: UNFI), the nation's largest natural products distributor at over $20 billion in annual sales, serving as President of both Eastern and Western Regions. Mr. Antonelli was Director of Operations for Harvest Provision, a division of Bread and Circus that was acquired by Cornucopia Natural Foods. From 2001 to 2002, Mr. Antonelli was President of Fairfield Farms Kitchens, a Massachusetts-based custom-food manufacturer where Mr. Antonelli oversaw a 250,000 square foot manufacturing facility, the acquisition and integration of an integrated food company and the development and launch of three new organic product lines. Mr. Antonelli currently serves in an Executive Leadership role focusing on top line sales growth for American Flatbread Co. Mr. Antonelli has served on the Board of Directors of Zevia Beverage Company, the Natural Cooperative Grocers Association, Mary's Gone Crackers, Healthy Living Markets, and UNFI.

Strategic Advisor

Elliot Begoun

Strategic Advisor

A 30-year industry veteran, author, and the Founder of TIG, a 1:1 customized alternative accelerator focused on helping emerging natural product brands grow. TIG works with its entrepreneurs to build nimble, capital efficient, resilient brands that become tardigrades not unicorns. Catch him at FoodBytes, the Hirshberg Entrepreneurship Institute, the Natural Products Business School, and find his articles in publications such as the Huffington Post, SmartBrief, and New Hope.

Offering Summary

Company	Clean Simple Foods, Inc.
Corporate Address	49 VOSE FARM RD STE 120, PETERBOROUGH, NH 03458
Offering Minimum	$9,999.50
Offering Maximum	$1,069,999.00
Minimum Investment Amount (per investor)	$250.25

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	5,714
Maximum Number of Shares Offered	611,428
Price per Share	$1.75
Pre-Money Valuation	$3,517,500.00

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Time-Based Perks:

Friends and Family Early Birds

Invest within the first 72 hours and receive an additional 17% bonus shares.

Early Bird Bonus

Invest within the first week and receive an additional 10% bonus shares.

Amount-Based Perks:

$500 | Copper

1. *10% - one-time discount code usable on nuttinordinary.com
2. *Discounts on wearable premiums
3. Invitation to Nuttin Ordinary Investor Group – Exclusive promotions & discounts, access to new product launch samplings

$1,000 | Silver

1. *10% - one-time discount code usable on nuttinordinary.com
2. *Nuttin Ordinary® Branded T-Shirt
3. *Discounts on wearable premiums
4. *FREE – one-time discount code usable for a 4-pack of your choice
5. Invitation to Nuttin Ordinary Investor Group – Exclusive promotions & discounts, access to new product launch samplings

$5,000 | Gold

1. *15% - one-time discount code usable on nuttinordinary.com
2. *Discounts on wearable premiums
3. *Raglan Shirt with the investor number
4. *FREE – one-time discount code usable for a 4-pack of your choice
5. Invitation to Nuttin Ordinary Investor Group – Exclusive promotions & discounts, access to new product launch samplings
6. 5% Bonus Shares

$15,000 | Platinum Plus

1. *Free (12) month subscription of Nuttin Ordinary Cheese Spreads or Cream Cheeses (One 4-pack per month)

2. *Discounts on wearable premiums

3. *Owners Premium Hat and Golf Shirt

4. *20% - one-time discount code usable on nuttinordinary.com

5. *FREE – one-time discount code usable for a 4-pack of your choice

6. Invitation to Nuttin Ordinary Investor Group – Exclusive promotions & discounts, access to new product launch samplings

7. 10% Bonus Shares

$25,000 | Titanium

1. *Free (24) month subscription of Nuttin Ordinary Cheese Spreads or Cream Cheeses (One 4-pack per month)

2. *Discounts on wearable premiums

3. *Owners Premium Hat and Golf Shirt

4. *30% - one-time discount code usable on nuttinordinary.com

5. *FREE – one-time discount code usable for a 4-pack of your choice

6. Invitation to Nuttin Ordinary Investor Group – Exclusive promotions & discounts, access to new product launch samplings

7. 17% Bonus Shares

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Nuttin Ordinary, Inc. will offer 10% additional bonus shares for all investments committed by investors eligible for the StartEngine Crowdfunding Inc. Owner's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.75/ share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $175. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

"Oh my gosh, that's really good"

"that's awesome"

"they're very creamy, you would think that they actually have dairy in them"

JOSHUA VELASQUEZ: It's Nuttin Ordinary, a delicious, plant-based cheese that actually tastes good.

Our line of premium dairy-alternative products has earned over a million dollars in sales.

Our products are now sold in over 200 stores throughout the Northeast, including major retailers like Whole Foods, Market Basket, Wegmans, and most recently Fresh Direct, one of the country's top grocery delivery services.

ADAM HAMILTON: A whopping 48% of Americans who are lactose intolerant can enjoy our products without the digestion issues. Our cheese is fermented, just like dairy cheeses, to attain rich delicious flavor. Unlike our competitors, who rely on oils, thickeners, gums and starches to create flavor and texture, Nuttin Ordinary's proprietary recipe uses only five ingredients and a probiotic activated cheese-making process, which is uncommon in plant-based cheeses. We're creating real, living, food that's tasty, easily digestible, and a healthy alternative for anyone looking for cheesy flavor in their sandwiches, pastas, salads, desserts, and more.

Sample Customer Testimony: Nuttin Ordinary was a game changer. I can make and eat everything from nachos to mac and cheese to cheesecake with it, and feel great the next day! Usually plant based cheeses have an awful aftertaste, but this tastes like the real deal. It's my kids' favorite!

JOSHUA: What started as two guys on a mission in a basement food lab, has grown into a thriving business. With 9 different products - including our award-winning ravioli - and an 8,000 sq ft facility, we're ready to bring quality plant-based cheese to the rest of the country.

Adam: With my former experience as a VP in banking, Josh's extensive food service experience, and our ever-growing loyal fanbase, we believe we can dominate this market.

JOSHUA & ADAM ON CAM: So come on in, and take a bite of Nuttin Ordinary. Invest today.

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